Why The Next Phase of Crypto Is Bigger Than You Think w/ Blue Macellari | Raoul Pal The Journey Man

August 13, 2026

Full interview: https://www.youtube.com/watch?v=q2TAHZIBpdE

Transcript:

Why Institutional Crypto Adoption Is Accelerating

Preview intro:

Macellari - We had a period of extraordinary change [music] in our space like extraordinary transformation. So we had a new administration which brought in a new SEC. We got guidance from [music] DFTC

SEC. All of a sudden 2.0 is being rolled back. It was being investigated. We [music] had all the pieces for institutional participation. I think that we have hit a point where much of traditional [music] finance is beginning to understand and see the functionality that has developed in crypto markets that would be phenomenal [music] to introduce to traditional markets. I mean, think about the way mainstream people are getting excited about [music] perks, right? They want to get up to speed. It’s been like one sort of inbound, hey, somebody from a board called and they want to know if you can come do a teaching on tokenization. [music] And I have been surprised by how much the sort of pace picked up very very quickly.

Pal - Hi, I’m Raul Pal and welcome to my show, The Journeyman. That journey is that journey of understanding at the nexus of macro crypto and the exponential age of technology. For me, one of the things I’m lucky with is, you know, I came out of the investment banking, institutional, hedge fund space, and I know a lot of people in that space and a lot of people trust Real Vision and myself with their stories because we don’t sensationalize it. We ask them proper questions, and we really want to find out what’s going on. And they come to also find out how people think about the world and where it’s going. So, this time is a new guest for me, Blue. She’s coming in from T. Rowe Price and she runs crypto there. She also has a institutional background and a hedge fund background. So we speak the same language. We have the same kind of understanding. And so I really wanted to pick her brains on what she’s seeing from the institutional perspective, markets in general, and how she can apply her own trading past to these markets. It’s going to be a fascinating conversation. Enjoy.

Join [music] me, Ral Pal, as I go on a journey of discovery through the macro, crypto, and exponential age landscapes. In the journey, man, I talk to the smartest people in the world so we can all [music] become smarter together.

Blue Macellari’s Journey From Wall Street to Crypto

Pal - Blue, fantastic to have you on Real Vision.

Macellari - Thanks for having me. Great to be here.

Pal - So, give me as ever. I love everybody’s journey into this crazy space. How the hell did you get here? Give me your story.

Macellari - So, I am trained as an economist um and had always done emerging markets um fixed income rates FX. I was at Lehman uh in London in 2008 when we went bankrupt.

Pal - Oh, wow. [snorts]

Macellari - Uh yeah. And then I went to Elliot where I did like liquid emerging markets, which is probably not everyone else’s version of liquid. Um and and had always just primarily done distressed debt. um and a lot of sovereigns. Uh and in 2017, I was uh living in Brazil. My husband was the deputy governor of the central bank there. So, we moved to Brazil and I was working in private equity, distressed private equity. And I had a friend who said, “Oh, if you if you need to be sending money back to the States, the best way to do it is since you’re dual resident, you should do it using Bitcoin and then you can go hedge your exposure.” Uh, and I did that. I hit Bloomberg mid and it took 60 minutes and I didn’t have to go to a teller in person. It didn’t take 5 days. I didn’t, you know, um, see those kinds of spreads and fees. Uh, and the light just went off and I said, “Oh my, why isn’t everyone doing this?” Um, and so that’s how I got into crypto. and uh and coming from emerging markets debt like I I know what a sovereign balance sheet should look like and I know what a sovereign balance sheet shouldn’t look like and uh and so I resigned from a top 10 global private equity fund to go launch a market neutral crypto fund in 2018 and that’s haven’t looked back

Pal - and also I found there’s a lot of um EM FX traders and option traders who’ve moved to crypto because they understand gap risk, illiquidity, volatility, information asymmetry all skew I mean all of it right it’s a very similar skill set to some of that stuff

Macellari - yeah it’s interesting because you get people from all different like finance backgrounds so like you got the equities guys and they look at it a certain way and then you got the commodities guys and they’re like they make fantastic traders in this space um but I always I always think that the people who pick it up the fastest are like our FX guys.

Pal - Yeah, that’s right. And to think of it as a currency is pretty useful. And as you said, the commodity guys because they also have to deal with volatility and that kind of stuff. It kind of works for them. But why the stupid idea of a market neutral fund? I mean, that was quite a big mix from what you were doing to that. And what kind of trades were you doing then back then?

Building a Crypto Fund Through Market Neutral Trading

Macellari - Yeah. So, um, I always joke I’m like the only person in crypto from the class of 2017 who’s not either retired or in jail. Um [laughter] but uh but um but basically uh it was sort of cross exchange ARB. It was cross exchange ARB. It was cross exchange ARB. Um and then basis um which back then the spreads were so big that you could drive a truck through them, right? Uh and this is before you could do onshore basis and and we were registered in Brazil and with the CBM. Um, but why market neutral? Um, I started out as somewhat of a crypto skeptic. Um, and I I liked that crypto is the first like when you look at crypto assets, when you look at tokens, they are the very first truly 100% fungeable spot commodities that can be traded simultaneously anywhere in the world. Wheat, well, there’s there’s Ukrainian red wheat and there’s Kansas and you right and same with oil. you get these very small there. I actually think of crypto market neutral as probably the only true like market neutral out there because the assets are fungeible. Um and so even though I had only ever done the most directional things like almost activist restructuring that you could do, I actually really liked being able to do this market neutral. Um and then made the transition to T Rowe once I felt like the space had become robust enough, we had enough chains that you could do true directional like you could model, you could build um you could really take different views on on chains and tokens um which up until then have been a little bit like throwing darts at a board to some extent you know. Yeah.

Building T. Rowe Price’s Digital Assets Business

Pal - And so T Rowe what did you come on to do and what are you doing now?

Macellari - So I joined to build out all of the digital assets business. So I started we had no infrastructure. Um and so I built the entire sort of end-to-end um we have an entirely crypto native setup. We don’t use any two row existing systems except for Microsoft Outlook. Uh so we use so we do we have the same sort of operating engine and end to-end experience um as you would expect from a from a totally crypto native um outfit. And so built all of that and then uh by 2023 we were trading 20 plus tokens internally in a portfolio. but there just wasn’t a regulatory framework or a path to bringing something to market for retail. Um, and that really only came into came into play in the way that we needed it to to be able to do active investing, active multi-token investing, you know, probably a year ago with the generic listing standards was a big breakthrough. And what when you first joined T. Rowe. What was the attitude there? Were you kind of stuck in the closet and hidden away and like don’t talk to these people, they’re bad people. I mean, how was it? What was the attitude? Because it’s different at different firms.

Macellari - It is. Um, so I my first day at T. Rowe was like July 31st, 2022. So that that’s like six, eight weeks before the FTX debacle began, right? And I remember I remember the very first question that I got in an all hands meeting when I sort of did the introduction and then there was silence afterwards and then someone raised their hand and they said isn’t bitcoin just for drug dealers and I was like so it’s you know um that’s not really the case anymore and uh it’s actually more transparent to be able to trace things on chain and it’s it’s not that effective a tool for criminal activity because you can see everywhere that your token went. Um, but I have to say the thing that amazed me the most was the open-mindedness of people at T. Rowe. So, it’s like it’s a very research oriented shop. And so, when you sit down and you sort of they are willing to be, you know, sit there and have a conversation and you lay out the case for, you know, this is what Solana does, this is the case for Bitcoin, this is what Hyperliquid does. People will follow you through that journey. And if you lay the case out and you support it with evidence, the guy who asked me if Bitcoin was for drug dealers, um, is the holder of tokens, our new ETF, and is like one of the biggest proponents and keeps asking me when we’re going to bring all these different things on chain. So like there was a willingness to learn and have an open-mindedness to like really think about um changing a viewpoint, right? they weren’t biased and that was really important

Pal - and actually very useful time for you to be setting up when things are blowing up. A you’ve lived that before a hundred times because you understand distress assets, you understand how it works. You know your job has been essentially to capture those opportunities but also building your risk systems and your custody systems. It’s super useful to say like this is why we need kind of best-in-class in what we do because these are the kinds of crazy sh*t that happens in these markets.

Macellari - Yeah. And and I had already sort of laid out the architecture for what we were going to do and how we were going to be treated and and all the different pieces and I was able to go my first introduction to the equities Monday morning meeting was the the Monday after FTX and they said can you can you come in and explain what happened um and I was able to say based on the architecture that we’ve already presented we would have had we obviously would have had price market exposure to like the drop in value of assets but we would have had zero counterparty exposure or vendor exposure. um even through January, even through everything we saw. So that daisy chain of of bankruptcies and stuff through um through December, January and that was really important and they they say build in a bear market and this was build in a bear market and T. Rowe stuck it out right a lot of what we see in every other cycle as institutions like you remember January 2018 I think the I think the Goldman shut their entire desk right um so you would have things like that those cycles and T. Rowe didn’t blink they just said you know keep building keep And that’s an incredibly it’s an incredibly unusual thing to be in a place where they are willing to support the platform.

What Traditional Finance Learned From the Crypto Crisis

Pal - It’s bizarre that firms that are considered sort of conservative Fidelity T. Rowe Franklin have actually been the people who stuck it through. Goldman, JP Morgan, everybody else kind of built a business, pulled the plug. Built a business, pulled the plug. I mean, incredible.

Macellari - Yeah. I think I think we should cut the banks a little bit of slack in that they are the regulatory environment in the US became really hostile and it was very much directed towards banks um and asset managers still had a lot of freedom and autonomy to continue to build in the space and do things um and it became an incredibly restrictive environment for banks um for broker dealers you know in the US

Pal - the other thing that I’ve observed about risk that you talk about counterparty risk I think the space doesn’t have enough financial people who’ve been through this before and they don’t understand that it’s not necessarily your counterparty that’s the problem. It’s their counterparty that’s the problem.

Macellari - Yeah. I think that um

Pal - and that’s in DeFi particularly you see this all the time is people don’t understand that yeah sure you know it looks like your margins everything get sorted out in one go but systemic failure people don’t understand it.

Macellari - Yeah. I I think that’s absolutely true. I think we very much saw that post FTX. I think that people didn’t understand and didn’t have visibility onto the like sort of a look through onto the type of exposure that each entity had to all the other entities, right? Um and that it was a very small world of people lending to each other.

Pal - I mean, I had exactly this with long-term capital when I was at Goldman and they blew up. Um basically everybody’s biggest client was the same client. And in this time around, everybody’s biggest client was Three Arrows Capital and nobody knew.

Macellari - Exactly. And I think umI think that we I feel like a lot of places didn’t have proper risk managers, like they hadn’t brought someone in who had done it. Um and uh and someone who had been through like a real serious everybody heads for the door at the same time crisis, right? Because when we think about liquidity is great, but if nobody, you know, but it correlation goes to one and the door gets really small on the way out when you have a crisis and you see it in EM, you see it to a lesser extent in equity markets, but like you see it in in EM and in macro and you saw it in long-term capital management, right? Um and and when you have a massive system that in large part a big portion of it is retail operating on auto liquidation. It just like it adds a bunch of surprises to the mix, right? Like it’s like surprise, guess what? Guess what happened? You’re not long. Like um so uh you know I I think that I think that people learned an incredible amount from what happened post FTX.

Why Crypto Markets Have Struggled Despite Better Fundamentals

Pal - What why do you think crypto’s been struggling with attracting liquidity in this environment recently? It kind of part of it was 1010. Whatever happened in October that left some residual scarring on the business overall, but since then it’s never really captured any of the upside that it normally would have captured in this kind of macro environment.

Macellari - I think there’s a couple things. One thing that still kind of gets under my skin and bothers me is that I don’t feel like we really understand as a community what happened 10 10 like I don’t I I’ve heard many sort of expost explanations because people always look for a reason and none of them have I don’t feel like I I’ve heard something where I was like oh okay that was it that makes sense to me. At the same time I think many people were waiting based from past experiences, past cycles. We’re waiting for a lot of bodies to flow to the service and they didn’t, right? So I and I and I think that we’re far enough along that that really is the case. I think people were hurt. I think people, you know, funds were down, probably had a lot of withdrawals, but um it it didn’t become this sort of um mass of bodies rising to the surface, which I think says a lot about the the maturity of the way that people and what people learned from the last time around. When we think about why crypto has been struggling so much um sort of since since the fall um I think it’s a couple things. I think we had a period of extraordinary change in our space like extraordinary transformation. So we had a new administration which brought in a new SEC. We got guidance from CFTC SEC. All of a sudden 2.0 was being rolled back. It was being investigated. um we had all the pieces for institutional participation. Um many institutions started to understand it and and sort of get what was going to be happening in terms of tokenization or onchain finance, however you want to say it. Um but we had it, you know, basically from this from the launch of the first Bitcoin ETFs until sort of through last summer, we were on like a sugar high. We had like non-stop great news. Every time we turned around, something unprecedented was happening in crypto, right? It was this person’s doing this or this, you know, um this rule has been, you know, rolled out. We got this type of guidance. Um and I think that it’s impossible to sustain that type of constant transformational um news flow. Uh and and so I think that’s part of what happened was like we kind of came down off the sugar high. And I think that to a certain extent uh even though most people in crypto I think have a very good sense of the intersection and the potential between crypto and AI, I think that for your marginal crypto buyer that AI sucked a lot of air out of the room. And um when we were watching sort of the SpaceX IPO, I think that internally we were sort of watching very carefully what was happening. He was like, “Yeah, I think the marginal buyer of the SpaceX IPO is like a Salana holder. I absolutely think that like that’s a guy who’s going to Right.”

Pal - Well, you can even see it on crypto Twitter. The people who used to be pure crypto people are now AI and crypto people or completely move to AI because it gets attention. You can make money and people in the end are you know they’ll just choose where they can go to make money. Yeah. That’s where capsule goes always.

AI vs Crypto: Where Is the Capital Going?

Macellari - Yeah. And I but I also think it’s been for that there’s like I do think there’s a whole subset of people who see the I hate this word but the synergy between the relationship between AI and crypto like machines can’t use real American dollars like that’s not on the table. Um and that’s like kind of the tip of the iceberg. Um but I think that especially for those marginal buyers when they’re thinking about you know adding risk high growth tech related risk they have been doing that in AI on the equity side rather than you know rather than in crypto the past year.

Pal - Yeah, I just for some reason, you know, the liquidity mix wasn’t good enough, I think, to have excess investment capital. So, um, you know, I look at sort of excess liquidity, which is liquidity growth above GDP growth and it hasn’t been very strong. So any liquidity that’s come into the market goes to the one focus of attention which has been AI which has been given a great return and we just not had that liquidity cycle and and you know price begets price and it brings in volume and everything else and you know so I think it’s been an issue of that but when I step back and you look what’s happening with the rise of stable coins and how fast it’s growing the small but but growing RWA bucket that’s coming and Then the very nacent but gigantic um agentic you know payments and finance systems that are coming i.e. the TAM of of crypto has gone from 8 billion people to infinite agents. Yeah I think um so the underlying is really strong but the activity levels because retail is not really there is not great yet. every institutional player now is building something. They have an opinion. They want to do something. So, it’s all there. It’s all in place to happen.

Macellari - I think so. I also um I also think that the sort of the most many of the most popular or the broadest or most mainstream like AI sort of equity plays are still largely around the narrative is very much around core infrastructure. I don’t think people have gotten to the potential or the application uh in the same way and I I think that follows. Um but I think it’s very much about infrastructure uh and sort of hardware still. Um and I think and I think there’s you know it’s so new that I think there’s a lot of people who don’t understand yet what it means and so they’re sort of doing that thing. It’s like the taxi driver told me to buy Nvidia. like it’s that sort of top layer of things and you have to let it mature at which point that sort of interplay between those things will become much more clear.

Tokenization, Stablecoins, and the Future of On-Chain Finance

I think on the crypto call it the crypto side and this is one of the things that I always find super interesting. It kind of puzzles me is sitting in the institutional seat that I sit in. I obviously there’s a lot of tokenization discussion and then there’s like the crypto investing side and the extent to which when I am having sort of industry tradfi conversations around tokenization the extent to which people are still separating crypto and tokenization really surprises me. We think that there’s going to be call it a trillion, call it five trillion, whatever your number is on stable coins. But like that’s block space, right? Like so where where do we like to me it’s just that’s like an obvious connection.

Pal - Well, because I think we we made a mistake because how we bootstrap Yeah. We meansed a two and a half trillion dollar industry into existence.

Macellari - Yeah.

Pal - By being sort of divisive. It’s like mine versus yours. All of this stuff built the network effects that built this space, but it ended up leaving a toxicity that people didn’t like cryptocurrency but thought blockchain was a great technology. You’re like actually one is just the payment rail for the use of the block space.

Macellari - Exactly. Yeah. and and Tradfi is going to and has to a large extent particularly on the asset management side going to go through like a journey where they they begin to understand that what we all learned in like in previous cycles which is why different blockchains are suited for different things and why interoperability is absolutely key like that this is needs to be a fully interoperable space that a a real estate land grab walled garden doesn’t work. It doesn’t sustain it.

Pal - Do you think we’re running into problems with this with the stable coin market? Because we’re seeing this coalition of people on sort of their own sort of permission chains, then we’re seeing the open- source ones. Then we’re seeing it multi-chain and it’s like I’m looking at this thinking this is a mess cuz it’s not very easy to send you a dollar which was the whole idea because we’re kind of losing the interoperability because people are trying to capture market share without realizing you’ll all have market share just let it grow.

Crypto’s Biggest Barrier to Mainstream Adoption

Macellari - Exactly. Um, and also without realizing that a difficult UX UI is is like the biggest hurdle to adoption. If we make this

Pal - us crypto people are kings of queens of that. We’ve made the worst UX and UI in existence and we still have it.

Macellari - I know. I that I I like it. I’d say like, you know, like I, you know, I slept till 3:00 in the morning on GitHub like trying to figure out like Discord trying to figure out how to get that $20 back that I like sent here by accident and I’ve just like now abandoned it. It’s like no, we’re not scaling like this people. regular people will not participate and do this. Um, like it’s going to be a real issue with stable coins. We have to if if we’re saying it’s we say to people like this is amazing like you could just boom like you know pay it needs to feel like that for them and we need to make it like that and I think that we will get there. Um, I always, and this is like totally dating myself, but I feel like the way that I look at stable coins right now and the phase that we’re in is that it’s a lot like when we like went from cable to screen streaming and it was like cable, it was like you you just turn on the TV and you could go through the channels and it had a menu and you could see what was on and you could, you know, it was like super user friendly. Um, and then we went to super fragmented streaming and now it’s like there’ll be a show and I want to watch it and I can’t remember which of the 12 streaming services like and I’m like oh but I canceled that but now I like now I need to sign back up for it because now it moves streaming services and that’s what stable coins are like right now. That’s not going to help us grow. And I think that and I think to a large extent the you know the winner is going to be the person who is able to abstract away the back end and bridging and all of the things that crypto people are willing to do that the average consumer is not. And that’s how you’re going to you know sort of become that market leader.

Pal - Yeah. I mean I’ve talked about this is like I don’t know what computer you’re on, what Wi-Fi network you’re on, what um operating system you’re running. It doesn’t matter. It just works. If I click, you know, open on the video and and you pop up and you don’t know my end, it’s like it needs to be that that’s interoperable.

Macellari - Yeah. And it needs to be seamless. For the most part, crypto has matured to a point where everybody who’s going to get here through code is already here. Everybody who is going to get here through like sort of hardcore attack, they’re already here. Um, and they’re willing to brave the, you know, Discord at 2 o’clock in the morning, whatever it is. Um, I totally get that. I’m not your typical crypto demographic. I’m okay with that. But, um, I’m a middle-aged mom of three and I’m pretty willing to show up and and try things. So, like I run my entire family cell phone plan. We moved it all to Helium. Like, you know, I have a Hivemapper in the AuPair’s car. Like, the whole thing. I’m about as scripted word as you get for, you know, Among the Mom set. Um, and you’re not going to find that with the rest of the people. And so we are not making products, products, apps, utility, interface that brings the marginal non- tech hardcore tech person in like there is no path to adoption.

Pal - No. No. because in the end it should be the rails for the entire financial system and a bunch of other things like identity and you know provenence and there’s a whole bunch of things that we’ve kind of even stalled on right now because nobody’s really talking about identity properly with all of the AI going on it should be top of mind people have stopped with the whole idea of web 3 the read write own idea that’s stalled as well

Why Blockchain Identity Matters in the Age of AI

Macellari - yeah um it’s just a little sad I like I hope it picks back But um but yeah, no, we have s like we saw in a lot of those things. Um identity and often the way that I explain it internally is blockchain is not great for everything. It’s not perfect for everything. Um there are plenty of things that can and should be done on a database, right? Yeah, blockchain is fantastic for anything that is complex, difficult um or needs to be securely moved, transferred and represented across internal and external parties, right? And that’s a huge swath of things like the identity piece um is critical and like yeah I’ve become very I become increasingly concerned about AI just become more and more concerned about AI pretty much every day but um but I I just don’t understand how we’re not more you know more focused on identity.

Pal - I I went through this realization what was coming in 2021 and I got together some of the kind of senior folks at Amazon Meta um LinkedIn Microsoft which is LinkedIn as well um who else a whole bunch of them and I I got them all on the call and said listen you’re all kind of working on the crypto side in those ind in those bit Google as well and um I said listen AI is coming. We desperately need digital ID and it needs to be onchain. It needs to have the provenence. All of that they said absolutely. I said because what is going to happen is we’re going to have fake content looking like me doing stuff that I’ve not sanctioned and it’s going to be the wild west. It’s going to be and you you guys are going to get sued like the banks did after 2008 and you’ll be sued for a decade over this. And they’re like yes. And I said, “So, let’s get together and build a common standard.” And they said, “We’d love to, but we’re never going to agree each other’s credentials. They don’t want interoperability.” So, Microsoft was saying, “We’re not going to take Amazon’s credentialization.” And I’m like, “Can you not agree something?” No. So, I said, “Do you understand where this leads is you will end up getting sued?” And they’re like, “Yeah.”

Macellari - Yeah. I I mean, what that’s really incredible. Um and that’s kind of

Pal - but not surprising right I will

Macellari - not surprising but I will add that to the list of other things that concern me right this growing list um but I also think it concerns me that I think many regular people who who are outside this industry or outside AI or maybe even outside finance um are not deeply and profoundly concerned about AI. I feel like people I Yeah, I feel like the general public hasn’t gotten to the point where they know to sue yet.

The Risks of AI, AGI, and the Intelligence Explosion

Pal - They just haven’t no clue of how far this has gone and how how urgently important is. And government’s too slow for for AI. I mean, this is I mean, we were used to metcaf’s law in crypto which was fast um you know to go through that exponential curve is quite something. This is that squared. It’s Reed’s law. The first example doesn’t appear in biology. It’s happening in AI. I mean, it’s staggering. And so, no government can keep up with this.

Macellari - No. Especially not our government, not the US government. Um, but I Yeah, I think it’s it’s a little terrifying. Um, I I one of my co-portfolio managers who’s like the lead analyst. It’s It’s good. We really balance each other out, but his he has a masters in AI and and probably every fourth phone call, you know, every fourth call, we wind up like steering off into AI. And then I’m like I like stop. We have to like we have to put a lid on it because I’m not going to be able to sleep tonight and I’m just going to be terrified about this like end of days and um you know and we saw the breakout. We saw that we saw the rogue attack and I was like so what you’re saying is the the AI broke out broke out in order to cheat on its homework. I was like, “So tell me AI is like a teenager without telling me it’s a teenager.” But it’s um the element of self-reporting that is required by the AI firms like like it’s they share with us. Okay, this has happened. You know, some something’s escaped the lab and and the fact that it’s like sort of a voluntary self-reporting.

Pal - Well, how else you going to do it? It’s moving too fast. I mean, you see the new frontier model every two weeks right now.

Macellari - Yeah.

Pal - And from my measurements compounding um intelligence is compounding. Uh it’s like doubling every five months. Uh the efficiency of intelligence output, there’s no way. We’ve never dealt with anything like this. I mean, the only way to do it is have a holy sh*t moment. Guys, guys, this is what’s happened to us, which is what they’re doing. Elon spoke about this. I It was last week. He’s like, what are we supposed to do here? All we can do is is kind of tell each other we’ve got a problem with something. Tell the US government and say, listen, or we’ve got, and you’re seeing Open AI doing it now. And anthropicbefore is like, okay, we’ve got a new class of model. This is a lot more powerful. You guys need to check it out first. And in the end, the US government will get to use it for a month or three months first to use it for their own needs and then you release the model.

Macellari - Yeah. I I mean I think it just I but I I think that we should all be I’m going to sound like a crazy person. We should all be very suspicious, right? That that it is all sort of self-reported and the assumption is that they’re reporting things that are like they’re letting people know when something important has happened and something escaped the lab, right? Um, but there’s a huge element of trust there that I don’t I personally am don’t really have at this point. Um, and I so I you know and I don’t I don’t know that there’s a solution. I don’t I don’t think there’s any way to successfully or coherently or intelligently regulate it at a government level. I mean I just don’t think that that’s a true option in a feasible way.

Pal - And there’s so much game theory at play here. here. I mean, don’t forget anthropic is the largest fastest scaling of revenues in any company in human history. The game is so big and then it’s the game of the US versus China that it becomes when I look at it from sort of game theory perspectives impossible to stop.

Macellari - And it’s a horrible outcome from a game theory perspective. Like it it’s getting to the worst possible place and as quickly as humanly as quickly as possible by machine, right? It’s that that combination. So, knowing in like a game theory context, it’s a terrifying outcome, which is one of the things that keeps me up at night. Um, but uh, you know, I so I I just um I think I selectively like choose to put my blinders back on and like go back to my like go back to my world because other you know what else what else do you do?

Pal - I’m the opposite. I just kind of throw myself into it and say, “Well, we’re along for the ride. It’s going to happen. There’s nothing I or you or any government or anybody can do about this. Even Elon said, he said, “I tried. I gave up. I just joined it.” And it’s like the So this is the most extraordinary time in human history to be alive. We’ve birthed intelligence that is beyond our own. And we’re going to put AGI into physical form into robots. Yes. And we are not ready for this because we’re going to have smarter, stronger, faster, cheaper intelligence carriers with dexterity and they’re going to be scalable beyond anything we understand and that’s three years away

Macellari - and no ethical no ethical boundaries, right? [laughter] Um like optimizing without ethics is a terrifying idea. I mean, that’s the piece that scares me, right? I mean, if if you could if there was a way to include the ethics.

Pal - I mean, without going off the deep end of all of this, what are our ethics versus Chinese ethics versus somebody else’s ethics? What ethics are these things going to have themselves? The point being, my my point being is I think all layers of intelligence are built upon each other and they you need a symbiosis. Like we if we destroy the planet, which is the layer of intelligence beneath us, we’re dead and if AI kills us, it’s dead because you need the kind of compute of all the other layers. It’s a longer conversation about this stuff, but it is not going to kill us.

Macellari - Now, I one of the things um I remember sort of at the fairly early on during the Iran conflict, there was a um there was a an Imperial War College um study that was released on like AI across models participating in war games like nine out of 10 they like go nuclear like they event like and they get there within like three or four steps. that’s like becomes the optimal outcome is always they just like go straight for the nuclear weapons. Um and it was across models. Um and and then even when you tried to input like you know this is bad for humans like like you would kill you know x many innocent people civilians that no didn’t matter. And that to me is like is is that piece that you can’t to me it’s still a leap of faith that we don’t we don’t wind up killing off the intelligence layer underneath us which is a very like dark thing to say I think. So sorry pup.

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Pal - Yeah. Yeah. I don’t know. I just I’m much more optimistic about the whole thing. Whilst I while I see the risks, I think normally the good outcome is the one that prevails. Humans are pretty messy creatures anyway. Pretty messy compute. We like killing each other. We like taking each other’s resources. We do all sorts of weird things anyway, which most other animals don’t do, but we do.

Macellari – It’s I mean I um

Pal - but we haven’t managed to destroy everything is the point we could correct.

Macellari - I was at Leman during the bankruptcy and then I went on to do distressed debt and I come from like a debt like a fixed income debt background not an equity equity people are like it’s going to be okay look let’s all look on the upside it’ll be fantastic you know like everybody will have lots of extra time because the AI is doing your work and I’m like the machines are going to kill us all that’s like the fixed income that’s like where fixed income people go and especially distressed people are like you know like it’s like Armageddon is where you go well

Macellari - Um, I was the same in in macro. I made all of my money in bear markets and I had to retrain my entire thinking process when I realized that this this kind of technological trend because I kind of scoffed at NASDAQ and stuff and like, oh, these guys are all kind of they’re smoking the hopium. And then after a while, I realized that I was so wrong and that I actually had to flip my entire mindset from looking for crashes to looking for buying opportunities and looking forward to when the market fell. Uh it was hard.

Macellari - Exactly. Exactly. I um I had a CIO um Elliot and he used to always say the most expensive thing you can be in our business is rigid. And it’s like it’s so true. like you have to be able to sort of take the opposite view. You need to be able to push yourself. You cannot get wedded um to a position where you’re a position or viewpoint or an outlook where you just can’t like it’s just too expensive to be rigid, right? Um that’s the most important lesson I think that like I learned in that process.

Where Blue Sees Opportunity in Crypto Now

Pal - So when you’re looking at out across crypto markets which have been kind of low volatility sort of boring sideways markets for a while now where are we where’s the opportunity?

Macellari - So I think um

Pal - on the investing side, not the building side. Yeah.

Macellari - Yeah. I think I very much like uh and continue to see a lot of opportunity uh in I’m going to call it onchain finance onchain rwa/to tokenizosation onchain finance like the whole umbrella. Yeah. Um and and this is also actually I think part of one of the reasons that markets haven’t been great the past year is I think that we told told people for ages institutions are coming institutions are coming everybody’s going to tokenize everything institutions are coming and then we said oh my god the institutions are here because we got like you know big announcements people are doing this people are doing that and and they haven’t I think the average sort of investor or the person in the crypto market has not seen that translate into like increased network code increase, right? Um, which is tradfi move super slow. Like institutions are here and institutions are building. We’re just not fast, right? Um, and and crypto markets are not necessarily that patient. Um, and I think they’ve not known for their patience. They’ve um and so we haven’t seen it translate. Um, but it is so clear to me the extent to which things are moving on chain. So all anybody wants to talk about is how we’re getting to 247 trading in like US equities. And guess what? Like you know how that’s going to happen? It’s got to be on chain because of blockchain.

Pal - People don’t understand that the DTCC clears I don’t know a quadrillion two quadrillion stupid numbers. This is what’s coming for Blockspace is all of this and there’s like there’s a lot of work to be done, right?

Macellari - Like these are these are all sort of like people are figuring out the pilots and like the you know there’s it’s a slower process. Um especially when we talk about sort of functioning mainstream traditional markets being able to transition on chain everything has to be done as like a sidec car as a pilot because you can’t mess with the stuff that actually works and like literally powers the global economy. So you can’t tinker with it while it’s in action. So it’s got to be over here and separate and you have a bunch of firms again much like your example of all of those like big tech firms they have to come together and you have to agree industry standards right so you have you know dozens of broker dealers you have dozens of asset managers you have inter right you have so many different people who have to come together and agree on what that industry standard looks like and you know how we sort of do that collectively um in order to transition Um and so it’s it’s not going to be fast and it is not going to be incremental. It will be experimental and then sort of all at once but between that so it’s like payments tokenization like chain suited for for tokenization.

Hyperliquid, Perps, and TradFi’s Growing Interest in Crypto

I love, you know, hyperlquid. Um I think the number of phone calls that I’ve gotten from sort of traditional hedge fund managers or CIOS are saying like, “Oh, yeah, like, oh, I hadn’t spoken to them in six months.” And they’re like, “Hey, so I want watching this hype. What do you think about this hype stuff?” You know? Um so I I think that we have hit a point where much of traditional finance is beginning to understand and see the functionality that has developed in crypto markets that would be phenomenal to introduce to traditional markets. I mean, think about think about the way mainstream people are getting excited about perks, right? Think about the way, right? So, all of these like prediction markets.

Pal - Um, and I mean, that’s one good thing is I’ve seen to see the rate of um innovation and speed of adoption that Robin Hood has been doing. Vlad has done astonishing job there. Um, astonishing how fast they’re moving and that’s pushing everybody else to move faster. It’s pushing Coinbase to try and move faster because they’re pretty slow for a what should be a more nimble organization. Um, and then it’s causing others to as well, which is good. And that was came from Vlad is obviously very aware of hype and everything else. But yeah, it’s coming, but it’s coming from retail again.

Macellari - It is. And I I’m a huge fan of Robin Hood and they what is fascinating is they are transforming like both sides of the aisle. So like they’re coming like

Pal - they’re coming for everybody, right?

Macellari - So like they’re they’re coming for traditional Yeah. for your traditional platforms. They’re coming for like they’re coming for your crypto side. So they are applying pressure on both sides and have have accelerated movement on on both sides um on the Tradfi side and on like the sort of fintech crypto side

Pal - and the wealth management side and the asset management all at the same time. It’s like

Macellari - Yeah. and and their their customer base is maturing, right? So, they’re starting to move into like, okay, well, how do we offer services for people who are now, you know, maybe married and have kids or like are actually thinking about retirement. And so, they are expanding into that territory historically very much dominated by more traditional shops um and more traditional platforms. Um, and like when you look at the numbers, um, like one of the things that’s just absolutely amazing and it’s consistent study after study after study is the way that the demographics split on sort of who has traditional brokerage accounts and who has like a fintech, right, app um, account. And as you skew younger or more people like their first experience is digital, they hold like more digital assets than they do um, you know, mutual funds. um all of these different things. Um and and it’s been really interesting to see that demographic component sort of play out very much through Robin Hood and I think that the pressure it’s putting on the rest of the industry in all directions is fantastic for the industry in terms of evolving.

Pal - And what is it? What signal do you take from that from what you should be doing at T. Rowe? You know, because you have retail, you have institutional products, you have all of the things. What signal do you get from all of this that you need to to do? Because on one hand, you’re cryptonative and you’ll want to move faster. The other hand, it’s quite difficult to move, but there’s product innovation can come. There’s a lot of kind of complexity in this.

How Tokenization Could Transform Asset Management

Macellari - it is um I think it’s so we have um we’re also sort of in the midst of of really being thoughtful about how we approach tokenization um and up until now so for the first several years when you’re like 2018 2019 like sort of all the way through probably last year um the the technology continued to get faster more efficient cheaper. So essentially you could now tokenize something what would have cost you I don’t $15 million a 100 people in two and a half years to do four years ago you can I always do it’s like a build-a- bear workshop or whatever and it’s like you can go to securitize you be like boop boop boop boop boop and this chain and it does this and boop boop and out pops the tokenized fund. So tokenization as a service has really advanced which makes it a really interesting question which is why are you tokenizing what you’re tokenizing like who are you trying to reach? What do they want? It is a tool and so it is much more about thinking through who you are trying to reach and the right type of product for them rather than saying like oh it’s like a huge it’s not an ops conversation. It’s not a tech conversation. It’s a business strategy conversation. Um, and the other piece is is that much of the legacy sort of what is the bulk of business now and then ultimately over time becomes sort of the legacy business is not going to go away. You can still go out and write and mail a paper check in the mail if you want to. Like you could get out a checkbook and send someone a check. And the whole thing I mean I somebody asked like we were buying a house and I had to find a check and I was like oh my god I like I think I had to call the bank and be like can you issue me any new checks? Um but because who has that anymore?

Pal - I can’t remember the last time I wrote a check.

Macellari - Yeah. Exactly. Right. You’re like where’s my my checkbook? that I was like uh and you can still do that and banks it is still going to be probably decades before banks eliminate that capability even though nobody uses it but you you can’t just mothball wallet so you have to maintain these things that sort of phase out as legacy modes of operation but what I one of the things I’m very much focused on is is thinking through what when people operate onchain and when people prefer a 24/7 onchain experience, people who are used to trading from their phone, who are used to settling instantly, who are surprised when they bought a mutual fund and the money’s not there for 3 days, they think something went wrong and they’re calling in, right? Um, what do those people want to invest in?

The Hidden Risks of Tokenizing Illiquid Assets

Pal - But what’s also weird is I see the other way round, which is what can I force down the throats of retail investors by tokenizing because I’ve run out of buyers for credit funds or private credit and stuff like that, right? And I worry there’s a mismatch. It’s like I’ve never met a real estate guy who has not said I’m interested in tokenization. But on the other side, I’ve never met a retail investor who really cares about buying tokens on a share of some illiquid building in wherever, but they’re just looking like they’re, you know, they just want to dump their assets into a new market. So, we got to be careful. I think the point being is who you developing product for, why, and how. There’s real innovation, real opportunity, but it’s not just tokenizing everything that exists.

Macellari - No. And I I mean I do think that’s important. I mean I think people people have since the dawn of time tried to introduce liquidity into things where there is no liquidity.

Pal - Yeah. We see that a lot every time. Every time in fact it blows up in the end.

Macellari - Yes. And it just can’t be done. I think um there is that question of like oh well this is you know this is how we reach these like additional marginal retail investors who want who want juicy yield. um and we put it in a tokenized format and it and one of two things happens. You either don’t change the underlying terms and conditions of what is a non-marketable fund, i.e. like it’s a quarterly or monthly redemption and there’s a gating and that is how those funds work and that’s how they should work and that’s how they’re able to generate the returns they do. It is that sticky capital structure.

Pal – Um and you can put that in a smart contract.

Macellari - you you totally can but then people need to understand that that that is what they are getting. just because it it came on a blockchain doesn’t mean that it changes the underlying or what’s even more concerning is people will buy that right um and structure it in such a way that they are packaging the economic interest right and they are essentially trying to create a secondary market where you don’t have an abstract every day where you don’t know what the underlying value is um and I think I think we’ll see that doesn’t end Well, especially when you introduce right like infinite looping then it becomes like a real powder keg. Um but you are going to wind up this is like where people introduce counterparty risk that and take on counterparty risk that they don’t know about or don’t understand. Um, and the piece that I think is really interesting is if you talk to a portfolio manager at a private equity fund or an alternatives fund, they do not want their stuff to mark to market daily like this.

Pal - No, right.

Macellari - Like that’s the whole it’s a big part of what they do.

Pal - That’s right. It is to have a zero volatility structure with things that actually volatile underneath is is the arbitrage. It’s

Macellari - Exactly. And then they don’t want to send an investor letter to like every guy who held the token for 30 seconds one day. I mean they don’t like right like you get an investor letter is like stamped to you. Like they are very protective of that intellectual property of the underlying like of of what their activity is which is not nefarious. It’s how it’s how that type of investment works. Um and so I wonder if we at some point see push back from the actual PMs themselves. Um but you you just can’t safely introduce liquidity where it doesn’t exist.

Pal - No. But anything with liquidity, anything fixed income related that’s relatively liquid, you know, yield products, fantastic. You know, a lot of those products are going to be better than as you said the looped um you know yield farming products that are on DeFi. And people can then have a choice about where they get yield from, what the risk factor is. All of equities, anything basically homogeneous should be on chain. It’s the fastest most efficient way of transferring and custodying assets, you know, all of that should come. Um, but we don’t have to tokenize illquid real estate um as the first thing.

Macellari - Yeah. And it’s funny because still when you see like still oftentimes people say um oh well like one of the main sort of compelling arguments for tokenization it brings like it brings greater accessibility and liquidity to illquid asset classes and it was like well it brings greater accessibility and the illusion of greater liquidity but it it doesn’t actually create liquidity where there is none right

Why Institutions Are Finally Embracing Tokenization

Pal - and are you finding that there are now institutional clients who will take tokenized stuff so you know Like, you know, I talked to Sandy Call a lot. She’s a good friend at Franklin. And, you know, it takes a while because you you tokenize some yield products and now you’ve got to get your customers to actually buy it because they’re they’re not retailled. They’re institutionalled. So, they have to then build the crypto rails to actually get used to this stuff. I mean, everyone’s doing it, but it’s slow, right?

Macellari - It is slow. Um, it is slow and it’s a lot of education, right? Um when you think about sort of the the due diligence rubric that that any of those sort of especially at the institutional level any of those firms would go through um it’s a big lift. Um one of the things that I have found really interesting is I want to say over the past six months I have probably done 15 or 20 board presentations on tokenization and stable coins.

Pal – So what kind of companies like very like

Macellari - our large institutional um our large institutional clients. So we have a a very very big part of it. So we’re $1.8 trillion asset manager. A large portion our retirement assets where we you know people have 401ks and we administer the retirement program. Um, and what is happening is that these companies, their boards are like hearing about tokenization and like it’s become like a buzz word and they’re sort of not really sure what it means and they want to get up to speed. Um, and there has been a real movement for different and it it’s they’re it’s all independent of each other. It’s been like one sort of inbound, hey, this somebody from a board called and they want to know if you can come do a teaching on tokenization. Um, and I have been surprised by how much the sort of pace picked up very very quickly. Like I was I had never been asked to do it six months ago was asked the first time and then it’s just like

Stablecoins and the Future of Global Payments

Pal - I imagine that the treasury operations of large corporations are also I mean I’ve I spoke to I don’t know a whole bunch of them in the past and they were starting to get interested in in this and the other people who were so obvious to me and it’s not really happened yet is the massive commodity trading firms because they have assets tied up in Angola to Tanzania to to you know French New Guinea all sorts of places and they’ve got council controls to get around. They got vast amounts of money slloshing around and they might as well just have an internal stable coin rails and they can move money around from entity to entity no problem. And I’m surprised that’s not happened at scale yet.

Macellari - I that one does surprise me as well.

Pal - Brazil has Brazil has started doing it.

Macellari - Brazil is actually unbelievably crypto forward. Yeah, like I mean it doesn’t get it does not get enough um credit but incredibly crypto forward. Um but I I actually have um I have a friend who’s a head trader for LatAm for one of the like very big commodities firms. Um, and he he’s in a trading role obviously and and a few different times I’ve been like why aren’t you guys using like I what is the rationale? Like are you guys having conversations about it? Like are you like are you thinking about it but you just haven’t gotten there or and and he’s like nope nope we’re not nobody’s looking at it.

Pal - Um well while Louis while Louis Drafus and a bunch of the soft commodity houses have did it in 2017 they basically or 16 they basically use smart contracts now for all the letters of credit the shipping the whole lot. So they can move this stuff around really fast but it’s not taken off elsewhere yet. It’s bizarre.

Macellari - Yeah. Um there was actually like a I don’t know if you remember there was a really interesting it was city it was city and it was um trade financing and they had the smart contract triggered by I’m going to forget which canal but whatever canal it was um they like it was triggered by the GPS like essentially like the the oracle brought in that um the ship had passed through the canal based on like the GPS reading so that was like the verification and then the trade financing was released. And to me, um especially especially when you have um multi-jurisdictional pieces uh and the cost of capital is so high internally as a result. I I don’t understand why there hasn’t been greater adoption there.

Pal - In my previous life as an equity derivative salesman early in my career, Cargill were one of our clients because they run this huge balance sheet and they have so much excess capital. And one of the things they were doing was doing something in South Africa and they get stuck with rand that they couldn’t move at the time. There was the dual rand system, the financial run, the commercial. And so we used to do the index arb for them because they would be stuck with this capital and it was a way of getting capital out. All of these things they have to do. And like all of this could just go so quickly now.

Macellari - I know. And um yeah, I mean like you look at historically like Argentina with the blue ship swap raid, the same thing. Yeah, it’s um it is interesting. I mean it I don’t know why more firms haven’t adopted it as a really effective internal cash management tool. And I I wonder if it’s more so I wonder if it’s more so that the people who are typically in those roles are not their coverage from like Southside Banks is just not in a position yet to be pitching those as products. Like there’s not there’s not an opportunity there that they can capitalize.

Pal - There’s always somebody being paid to therefore recycle the capital in a different way. So there’s somebody making the money out of this arbitrage in South Africa or you know so I mean they’re very smart people as we know they figure out how to get their cost of capital down as low as possible. So there’s a bunch of people’s jobs that don’t want that to happen I guess as well.

Macellari - Yes. Exactly right. So I mean they’ll be cannibalizing their own their own business. Um but yeah it’s you know it’s usually your especially when you have a huge like multi- so you know multinational global sort of conglomerate that does something that operates across so many different you know 20 different currencies and um they have enormous sellside relation like bank relationships um and those are the people who are you know sort of constantly coming through the door pitching them on cash management and all of the tools and I think that maybe it may be the case that stable coins are not in that arsenal that

Pal - well because you make more money selling currency options. Of course. [laughter]

Macellari - Exactly. Of course. So, so if you’re watching from a large global multinational company, please call us and we will [laughter] we’ll do a walkthrough on why you should be doing this with uh open interoperable stable coins and you’re going to save a ton of money and time.

Will Liquidity Finally Return to Crypto?

Pal - Blue, listen, fabulous conversation. Really enjoyed it. I think we could have talked a lot longer, but um but let’s see where this goes. It would be nice to get a bit of liquidity back in crypto because I think we’ve all taken our penants for getting over excited um earlier as you said and uh maybe it’s our time again soon.

Macellari - I think so. I think so. Um thank you so much for having me. It was such a a pleasure to talk today.

Pal - So yeah, fantastic. We’ll get you back on at some point and catch up with where you are. Oh, sounds good.

Macellari - What I love about somebody like Blue is this commonality of language of understanding. She’s lived through the emerging market crisis. She understands the lens with which to look through crypto. It’s volatile. It’s nasonent. It’s an emerging market itself. It’s a frontier market. And so once you use that lens, you understand it better. But she’s really understands the space itself and also where it should go, where it’s going. She shares the frustrations and also the joy of seeing where it is today. But I really enjoy these conversations. I hope you did, too. And I’ll see you next time. So, you obviously like this video enough that you’ve got to the end. That’s quite a big task. But listen, do me a favor. Hit the like and subscribe button and also check out what videos next cuz I think you’ll love it. But if you want even more, and when I’m talking more, I’m talking about memberer generated ideas, incredible alpha research, everything there to help you in your journey, just head to realton.com/join for the best financial intelligence out there and the pure alpha that’s within the platform.